[Date]



Oppenheimer Main Street Funds, Inc.
6803 S. Tucson Way
Englewood, Colorado  80112

Dear Sirs:

We have reviewed the Agreement and Plan of Reorganization between Oppenheimer Main Street Growth & Income Fund (Main Street) and Oppenheimer Disciplined Value Fund (Disciplined) which is attached as Exhibit B of Oppenheimer Main Street Funds Inc.'s Registration Statement under the Securities Act of 1933 on Form N-14 filed with the Securities and Exchange Commission on June 5, 2000, concerning the acquisition by Main Street of substantially all of the assets of Disciplined solely for voting shares of beneficial interest in Main Street, followed by the distribution of such shares in exchange for all of the outstanding shares of Disciplined.

Section 368(a)(1)(C), IRC provides that, when determining whether the exchange is solely for stock, the assumption by Main Street of a liability of Disciplined shall be disregarded.

The management of Disciplined has represented to us that there is no plan or intention by any shareholder of Disciplined who owns 5% or more of the outstanding shares of Disciplined and, to the best of their knowledge, there is no plan or intention on the part of the remaining shareholders of Disciplined to redeem, sell, exchange, or otherwise dispose of Main Street shares to Main Street, other than in the ordinary course of business.

Management of each fund has further represented to us that, as of the date of the exchange, both Main Street and Disciplined will qualify as regulated investment companies or will meet the diversification test of Section 368(a)(2)(F)(ii), IRC, and that a significant portion (as contemplated by Regulation Section 1.368-1(d)(3), IRC) of Disciplined's existing assets will continue to be held beyond the date of the transaction and liquidated only in the ordinary course of business.

In our opinion, the federal tax consequences of the transaction, if carried out in the manner outlined in the Agreement and in accordance with the above representations, will be as follows:

1. The transactions contemplated by the Agreement will qualify as a tax-free "reorganization" within the meaning of Section 368(a)(1) of the Internal Revenue Code of 1986, as amended, and under the regulations promulgated thereunder.

2. Main Street and Disciplined will each qualify as a "party to a reorganization" within the meaning of Section 368(b)(2).

3. No gain or loss will be recognized by the shareholders of Disciplined upon the distribution of shares of beneficial interest in Main Street to the shareholders of Disciplined pursuant to Section 354.

4. Under Section 361(a) no gain or loss will be recognized by Disciplined by reason of the transfer of its assets solely in exchange for shares of Main Street.

5. Under Section 1032 no gain or loss will be recognized by Main Street by reason of the transfer of Disciplined assets solely in exchange for shares of Main Street.

6. The stockholders of Disciplined will have the same tax basis and holding period for the shares of beneficial interest in Main Street that they receive as they had for the stock of Disciplined that they previously held, pursuant to Sections 358(a) and 1223(1), respectively.

7. The securities transferred by Disciplined to Main Street will have the same tax basis and holding period in the hands of Main Street as they had for Disciplined, pursuant to Sections 362(b) and 1223(1), respectively.

Very truly yours,







































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